DM

18006082

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response . . .	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2018

Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69260

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YYYY) AND ENDING 12/31/2017 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LWPartners Capital Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Madison Ave- 24th Fl.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sam Kopkind (646) 454-5805
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause LLP
(Name -- *if individual, state last, first, middle name*)

1 Pennsylvania Plaza- #3000	New York	NY	10119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

GX RM

OATH OR AFFIRMATION

I, Sam Kopkind, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LWPartners Capital Group LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the compan; nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

CEO
Title

Notary Public

ROBERT A. NISI
Notary Public, State of New York
Registration #02NI6320527
Qualified In Westchester County
Commission Expires Mar. 9, 2019

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of LWPartners Capital Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LWPartners Capital Group, LLC (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2016.

New York, New York
February 26, 2018

LWPartners Capital Group LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets		
Cash	$	68,226
Investment at fair value		163,792
Prepaid expenses		5,652
Total assets	$	237,670
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	26,695
Total liabilities		26,695
Member's equity		210,975
Total Liabilities and Member's Equity	$	237,670

See accompanying notes to the Financial Statements

LWPartners Capital Group LLC
STATEMENT OF OPERATIONS
DECEMBER 31, 2017

Revenue		
Advisory fees	$	39,342
Total Revenue		39,342
Expenses		
Employee compensation and benefits		103,469
Occupancy		22,035
Professional Fees		66,891
Regulatory fees		7,335
Telephone and IT		36,041
Other		14,292
Total Expense		250,063
Net Loss	$	(210,721)
Comprehensive Loss		
Net Loss		(210,721)
Other comprehensive loss:		
Unrealized loss on investment		(259,208)
Total comprehensive loss	$	(469,929)

See accompanying notes to the Financial Statements

LWPartners Capital Group LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

	Member's Equity	Accumulated other comprehensive (loss)	Total Equity
Balances, beginning of year	$ 520,904	$ -	$ 520,904
Contributions	160,000		160,000
Net loss	(210,721)		(210,721)
Other comprehensive loss		(259,208)	(259,208)
Balances, end of year	$ 470,183	$ (259,208)	$ 210,975

See accompanying notes to the Financial Statements

LWPartners Capital Group LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

Cash flows used in operating activities:	
Net Loss	$ (469,929)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized Loss	259,208
Increase in operating assets:	
Prepaid expenses	6,263
Increase (decrease) in operating liabilites:	
Accounts payable and accrued expenses	(41,925)
Deferred Revenue	(16,666)
Net cash used in operating activites	(263,049)
Cash provided by financing activities	
Member's Contributions	160,000
Net cash provided by financing activities	160,000
Increase in cash	(103,049)
Cash at beginning of year	171,275
Cash at end of year	$ 68,226

See accompanying notes to the Financial Statements

NOTE 1. ORGANIZATION AND BUSINESS ACTIVITY

LWPartners Capital Group LLC (the "Company"), a wholly owned subsidiary of LWPartners Holdings, LLC (the "Parent"), is a limited liability company organized in the state of Delaware. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on January 2, 2014.

The Company specializes in private placements, third party marketing of hedge funds and other financial products, and M&A activity. The Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(i).

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Advisory Fees

Advisory fee revenues are recorded as earned in accordance with the terms of the advisory fee arrangements.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), which will supersede nearly all existing revenue recognition guidance under GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was schedule to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which amends guidance previously issued on these matters in ASU 2014-09. The

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

effective date and transition requirements of ASU 2016-10 are the same as those for ASU 2014-09.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company is currently assessing the effect that Topic 606 (as amended) will have on its result of operations, financial position and cash flows. Topic 606 is not expected to have a material impact on the Company's financial statements.

Income Taxes

The Company is a single member limited liability company and is treated as a partnership for tax, therefore, no provision has been made in the accompanying financial statements for any federal, state, or city income taxes. The Company's sole member is subject to New York City Unincorporated Business Tax ("UBT"), but the Company is a disregarded entity for tax purposes. All revenue and expenses retain their character and pass through directly to the Parent's income tax returns.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company's sole member files its income tax returns and remains subject to U.S. federal and state income tax audits since inception.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Although the Company does not trade for its own account, it may from time to time receive stock as part of its compensation. The Company holds these securities as available-for-sale and recognizes income for the fair value of the securities received. The fair value of these investments are remeasured annually at the balance sheet date and the change in fair value is included in accumulated other comprehensive income (loss) as a separate component of equity until the investments are sold. See Note 7 for a discussion of fair value measurements.

NOTE 3. RELATED PARTY TRANSACTIONS

The Company has entered into an Expense Sharing Agreement with its affiliate, LJL 860 Consulting LLC ("LJL"), which performs due diligence on companies and investments in the real estate industry. Expenses such as rent, payroll, office, telephone, and IT are allocated between LJL and the Company. During the year ended December 31, 2017, shared expenses totaled $152,588, which was paid in full to LJL at year end.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company has net capital of $41,531 which is $36,531 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.64 to 1.

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2017 or during the year then ended.

NOTE 6. CONCENTRATIONS

The Company earned advisory fees from two clients that accounted for 100% of advisory fees in 2017.

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits of $250,000 expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage provided by the FDIC on insured depositor accounts. Management continuously monitors the balances at financial institutions, and we do not anticipate any losses from such counterparty.

NOTE 7. FAIR VALUE MEASUREMENT

GAAP defines fair value, establishes a framework for measuring fair value, and, establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement assumes that the transaction to sell an asset or liability, in the absence of a principal market, is valued using the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and includes some of the Company's own data that give valuations of the asset based on projections of similar companies.

During 2015, the Company received securities in lieu of cash for services rendered. The Company's investment at December 31, 2017 is comprised of stock in Balance Therapeutics, a non-public company, and involves Level 3 inputs which utilize fair value measurements with significant unobservable pricing data.

NOTE 7. FAIR VALUE MEASUREMENT (continued)

Management utilized a liquidation preference approach to value the investment, which most closely resembled fair value. There was a loss recognized during the year.

Balance Therapeutics is a R&D company focused on developing therapeutics to address neurological disabilities resulting from excess inhibition of the brain.

	Fair Value Measurements Quoted Prices in Active Market for Identical Assets Level 1	Fair Value Measurements With External Observable Pricing Data Level 2	Fair Value Measurements With Significant Unobservable Pricing Data Level 3	Balance as of December 31, 2017
Balance Therapeutics Stock	$ -	$ -	$ 163,792	$ 163,792
	$ -	$ -	$ 163,792	$ 163,792

The following table summarizes the significant unobservable inputs the Company uses to value its portfolio investments categorized as Level III as of December 31, 2017.
The below table is not meant to be all inclusive but instead captures the significant unobservable inputs relevant to out determination of fair values

Industry	Fair Value	Valuation Technique/Significant Inputs
R&D	163,792	Liquidation Preference

NOTE 8. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has not issued or entered into any guarantees at December 31, 2017 or during the year then ended.

NOTE 9. SUBSEQUENT EVENTS

Management evaluated subsequent events through February 26, 2018 and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

LWPartners Capital Group LLC
COMPUTATION OF NET CAPITAL UNDER SEC
RULE 15c3-1
DECEMBER 31, 2017

Computation of net capital		
Member's equity	$	210,975
Less Nonallowable assets		
Investment at fair value		163,792
Prepaid expenses		5,652
		169,444
Net capital		41,531
Computation of basic net capital requirements		
Minimum net capital required (under SEC Rule 15c3-1)		5,000
Excess net capital	$	36,531
Aggregate indebtedness	$	26,695
Percentage of aggregate indebtedness to net capital		64%

There are no material differences between the amounts presented in this computation of net capital and the corresponding amounts reported in the Company's Form X-17A-5 Part IIA FOCUS filed on January 25, 2018.

LWPartners Capital Group LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2017

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
LWPartners Capital Group, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LWPartners Capital Group, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which LWPartners Capital Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) LWPartners Capital Group, LLC stated that LWPartners Capital Group, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. LWPartners Capital Group management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LWPartners Capital Group compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
February 26, 2018

LWPARTNERS
CAPITAL GROUP

MEMBER: FINRA / SIPC

Exemption Report

To Whom It May Concern;

February 26, 2018

LWPartners Capital Group LLC (the "Company") is a registered broker dealer responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities and Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. This Exemption Report was prepared as required by 17 C.F.R 240 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions in Rule 15c3-3(k) throughout the year ended December 31, 2017 without exemption.

LWPartners Capital Group LLC

I, Sam Kopkind, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Sam Kopkind
Chief Executive Officer
February 26, 2018

600 Madison Avenue | 24th Floor | New York, NY 10022 | Tel: 646.454.5805 | info@lwpartners.com